UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       December 2005

              File No:  000-49917

Nevada Geothermal Power Inc.

(Name of Registrant)

Suite 900-409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2

(Address of principal executive offices)

1. News Release dated December 13, 2005

2. News Release dated December 16, 2005

3. News Release dated January 18, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____               No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Nevada Geothermal Power Inc.

(Registrant)

Dated: May 10, 2006	Signed: /s/ Brian Fairbank
Brian Fairbank President and CEO

Nevada Geothermal Power Inc.

Richard G. Campbell Elected to Board of Directors
Well Known Geothermal Engineer

VANCOUVER, B.C. (December 13, 2005) – Nevada Geothermal Power Inc. (“NGP”) (TSX-V: NGP, OTC-BB: NGLPF), today reported that Richard G. Campbell of Parker, Colorado was elected to the Board of Directors at the Annual General Meeting held on November 30th, 2005.

Mr. Campbell, M.S. Chemical Eng. has an extensive background in geothermal development and in the design, procurement, construction support and start-up of geothermal power plants. Since 1999, Richard has been Manager of the Technical & Engineering Services Division of TIC-The Industrial Company, providing technical and engineering support for process facilities and power plants throughout all of TIC’s regions, and overseeing start-ups for TIC’s Engineer-Procure-Construct (EPC) power projects. TIC is a large US based industrial construction company that is a leader in geothermal plant construction. From 1994 – 1999 as President of Ben Holt Company, Mr. Campbell directed the design, construction and support of major international geothermal flashed-steam power plants. From 1976 – 1993 Mr. Campbell was a key member of the engineering team that helped the Ben Holt Company become a world leader in steam and binary cycle geothermal power engineering.

Mr. Campbell is Past President (1995 – 1996) and currently a Director of the Geothermal Resources Council, one of the world’s premier geothermal associations, from which he received the Joseph W. Aidlin Award (2000) for Outstanding Contribution to the Development of Geothermal Energy.

Mr. Fairbank CEO & President said “Richard led an engineering team that designed a 30MW binary cycle power plant at Steamboat, Nevada. The plant was powered up and generating electricity less than nine months from the beginning of engineering. This is the type of know how and experience we need on our Board to guide the development of the Blue Mountain Geothermal Project”.

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada and Crump Geyser in Oregon. An initial 30 MW power plant is planned at the Blue Mountain site subject to further resource drilling and feasibility studies.

Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng. President & CEO

www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc. Telephone: 604-638-8784

Toll Free: 866-688-0808 ext. 118

Email: sfkirk@nevadageothermal.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Nevada Geothermal Power Inc.

Retains Pro-Edge Consultants Inc. to Provide
Investor Relations Services

Vancouver, BC, December 16th, 2005, – Nevada Geothermal Power Inc. ("NGP") (TSX.V: NGP, OTCBB: NGLPF), a renewable energy company developing geothermal projects in the United States, today announced that it has retained Pro-Edge Consultants Inc. ("Pro-Edge") as its Investor Relations firm effective December 16th, 2005.

Pro-Edge, a Toronto-based IR firm that represents public companies in the energy sector, will receive $5,000 a month during the initial 12 month term. NGP will issue 50,000 options exercisable at Cdn$.90 to Pro-Edge on signing at three month intervals thereafter with a cap of 200,000 options. All additional options will be exercisable at market price of the shares at the time of issuance and shall be subject to quarterly vesting provisions required by the TSX Venture Exchange. The agreement is subject to Exchange acceptance.

NGP President and CEO Brian D. Fairbank commented, “NGP is looking to Pro-Edge to expand our market presence in Eastern Canada, Europe and in the United States. We look forward to working with Pro-Edge Consultants Inc.”

Pro-Edge Consultants Inc. Partner Tracy Weslosky also commented, “We are substantially impressed with NGP’s President and CEO Brian D. Fairbank’s professional engineering background and long term shareholder vision. Combined with the support of an equally impressive management team and a leasehold interest in four very promising exploration and development geothermal properties located in Nevada and Oregon, we see NGP as possessing the formula for long term success.”

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada and Crump Geyser in Oregon. An initial 30 MW power plant is planned at the Blue Mountain subject to further resource drilling and feasibility studies.

About Pro-Edge Consultants Inc.:

Pro-Edge Consultants Inc. is an independent investor relations, financial communications and technical content service provider. Founded in 2001, with the aim of supporting public companies in their relationship with the investment community; Pro-edge is committed towards their client's effective market valuation and compliance.

For more information, contact:

Shelley Kirk

Nevada Geothermal Power Inc. Telephone: (604) 638-8784

Toll Free: (866) 688-0808 ext. 118 sfkirk@nevadageothermal.com www.nevadageothermal.com

Tracy Weslosky or Fred Cowans Managing Partners

Pro-Edge Consultants Inc. Telephone: (416) 581-0177 Toll Free: (866) 544-9622

or info@pro-edge.com

www.pro-edge.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Nevada Geothermal Power Inc.

Nevada Geothermal Power Inc. Announces Financing Update

Vancouver, BC, January 18, 2006 - Nevada Geothermal Power Inc. (“NGP”) (TSX.V: NGP, OTCBB: NGLPF), a renewable energy company developing geothermal power projects in the United States, is announcing an intent to secure a substantially larger financing than was originally announced in the September 15, 2005 news release. The news release announced the engagement of Dundee Securities Corporation (“Dundee”) for a CDN$10,000,000 brokered private placement of $0.90 units, which has lapsed.

NGP President and CEO Brian D. Fairbank commented, "Although the original engagement with Dundee has ended, NGP, through Dundee, has received proposals from certain institutional investors for a substantially larger financing utilizing a different form of securities than was originally contemplated. With this said, NGP has not agreed to the terms of the proposed financing and there is no certainty that this financing will be completed.”

NGP also announced the grant of 1,898,000 stock options to certain directors, officers, employees and consultants under its incentive stock option plan. The options are exercisable at a price of $0.90 per share for a period of five years and are subject to a four month hold period.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.